

CARDIOME PHARMA CORP

1441 Creekside Drive, 6thFloor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Pharma Corp. Increases Bought Deal Financing to US$20.0 Million

Vancouver, Canada, July 29, 2015 – Cardiome Pharma Corp. ("Cardiome" or the "Company") (NASDAQ: CRME / TSX: COM) announced today that it has increased the size of its previously announced bought deal financing to US$20.0 million (the "Offering"). In connection with the Offering, the Company has entered into an underwriting agreement with a syndicate of underwriters led by Cormark Securities Inc., acting as sole bookrunner and co-lead underwriter and Canaccord Genuity Corp., acting as co-lead underwriter and including Brean Capital, LLC and Laurentian Bank Securities Inc. (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 2,500,000 common shares from the treasury of the Company (the "Shares") at a price of US$8.00 per share (the "Offering Price"), for gross proceeds of US$20.0 million.

The previously announced over-allotment option to purchase up to an additional 15% of Shares offered in connection with the Offering, has been increased to up to 375,000 Shares to reflect the increased size of the Offering (the "Over-allotment Option"). The Over-allotment Option is exercisable for a period of 30 days after closing of the Offering. If the Over-allotment Option is exercised in full, the aggregate gross proceeds from the Offering will be US$23.0 million. The net proceeds of the Offering are expected to be used for business development and growth opportunities, including potential product licensing opportunities, working capital and general corporate purposes.

The Shares will be offered for sale in (i) each of the Provinces of Canada, except Québec, (the "Canadian Offering Jurisdictions") by way of a short form prospectus to be filed in each of the Canadian Offering Jurisdictions pursuant to National Instrument 44-101 - Short Form Prospectus Distributions; (ii) the United States using the Canada-U.S. Multi-Jurisdictional Disclosure System whereby the Company shall prepare and file with the United States Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 covering the registration of the Shares under the United States Securities Act of 1933, as amended; and (iii) jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

The Offering is expected to close on or about August 13, 2015. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the NASDAQ.

A registration statement on Form F-10 (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the "SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Cormark Securities Inc., Attention: Susan Samila-Moroz (tel: 416-943-6405; email: ssmoroz@cormark.com) or Christine Dolap (tel: 416-943-6414; email: cdolap@cormark.com).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed the rights to Trevyent, a development stage drug device combination product for Europe, the Middle East and Canada. Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to the Offering, including the terms, potential completion and expected closing date of the Offering and the intended use of proceeds of the Offering, our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the closing of the Offering, general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and those factors discussed in the section “Risk Factors” in the preliminary short form prospectus of the Company filed

in Canada in connection with the Offering, available on SEDAR at www.sedar.com and in the US preliminary prospectus of the Company dated July 28, 2015 included in the registration statement on Form F-10 filed with the SEC. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
David Dean
Cardiome Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com